Ecopetrol presents its fourth report on climate change management following the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD)

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ("Ecopetrol”) reports that it has published its fourth TCFD report covering developments from 2023 and the first half of 2024. The report highlights progress in strengthening climate-related risk and opportunity management processes through discussions on Governance, Strategy, Risks and Metrics and Targets.

Consistent with international best practices, Ecopetrol has published this fourth report following the recommendations issued by the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (TCFD) and its market disclosure policies. The full report can be viewed at the following link:

https://www.ecopetrol.com.co/wps/portal/Home/tesg/reports-standards/reports

Bogota D.C., November 19, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragon

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co